Mail Stop 4-6

February 25, 2005

Mr. John A. Blaeser
President and Chief Executive Officer
Concord Communications, Inc.
600 Nickerson Road
Marlboro, Massachusetts 01752

Re:	Concord Communications, Inc.
	Post-effective Amendment No. 2 to Registration Statement on
Form
S-3
	Filed February 11, 2005
	File No. 333-112091

Dear Mr. Blaeser:

      We have reviewed your amended filing and have the following comments.

General

1. Your attention is directed to Rules 3-01(a) and 3-02(a) of Regulation S-X and the need for updated financial statements and related disclosures. Please update your financial information or otherwise advise us why such updating is not required.

2. We note your Form 8-K filed February 25, 2005 disclosing the consummation of your acquisition of Aprisma Holdings as well as your requirements under Item 9.01 to file financial statements and pro forma financial information for Aprisma Holdings. Please note that your post-effective amendment will not be declared effective until the financial statements required by Rule 3-05 of Regulation S-X are provided. Please see the Instruction to Item 9.01 of Form 8-K and Interpretation S.21 of our July 1997 Manual of Publicly Available Telephone Interpretations for additional guidance.

If applicable, please supplementally provide us with your analysis detailing the availability of Rule 3-05(b)(4) of Regulation S-X and your calculations with respect to Aprisma Holdings in determining whether it exceeds any of the conditions of significance in the definition of significant subsidiary at the 50 percent level. Further, please address whether your prior acquisition of Vitel Software should be treated with your acquisition of Aprisma Holdings as a single business combination pursuant to Rule 3-05(a)(3) of Regulation S-X.

Selling Securityholders

3. Please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your recently added selling securityholders. Please see Interpretation I.60 of our July 1997 Manual of Publicly Available Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997
Manual of Publicly Available Telephone Interpretations.


*              *              *              *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Daniel Lee at (202) 942-1871 for assistance on any matters. If you need further assistance, you may contact me at
(202) 942-1818 or Barbara Jacobs, Assistant Director, at (202)
942-
1800.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal

cc:	Via Facsimile
	Kevin M. Barry, Esq.
	Bingham McCutchen LLP
	150 Federal Street
	Boston, Massachusetts 02110
	Telephone: (617) 951-8000
	Facsimile:  (617) 951-8736